

Mail Stop 3561

October 18, 2007

Mr. Joseph Meuse
President
Comprehensive Healthcare Solutions, Inc.
360 Main Street
P.O. Box 393
Washington, VA 22747

> **RE:** **Amendment 2 to Form 10-KSB for Fiscal Year Ended February 28, 2006**
> **Filed November 24, 2006**
> **Amendment 1 to Form 10-QSB for Quarterly Period Ended May 31, 2006**
> **Filed November 24, 2006**
> **Form 10-QSB for Quarterly Period Ended August 31, 2006**
> **Filed October 23, 2006**
> **File No. 033-08955**

Dear Mr. Meuse:

We issued comments to Comprehensive Healthcare Solutions, Inc. on the above captioned filings on December 19, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 1, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 1, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336, if you have any questions. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief